OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SYNOVICS PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
87063M10 1
(CUSIP Number)

NalinKant Amratlal Rathod JL. Teregong Kecil A/1 Pondok Indah Jakarta , Indonesia	Alex Wiles, Esq. Irell & Manella LLP 1800 Avenue of the Stars Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87063M10 1	Page	2	of	9

1	NAMES OF REPORTING PERSONS: NalinKant Amratlal Rathod

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

India

	7	SOLE VOTING POWER:

NUMBER OF		212,806 SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,485,212 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		212,806 SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,485,212 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,698,018 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	87063M10 1	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Asia Pacific Investment Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,470,926 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,470,926 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,470,926 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87063M10 1	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Technology Resources & Investments Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,286 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

14,286 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,286 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87063M10 1	Page	5	of	9

1	NAMES OF REPORTING PERSONS: James M. Belcher

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		94,533 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		94,533 SHARES

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

94,533 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

SCHEDULE 13D
     This first amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, as amended by Amendment No. 1 thereto filed on March 7, 2007, Amendment No. 2 thereto filed on March 20, 2007 and Amendment No. 3 thereto filed on April 10, 2007 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND.
     Items (a), (b), (c) and (f) of the Schedule 13D is hereby amended by adding the following:
     (v) James M. Belcher. Mr. Belcher is a citizen of the United States. Mr. Belcher has agreed to be nominated by Asia Pacific as a candidate for election to the Company’s Board of Directors in connection with the upcoming annual meeting of shareholders of the Company. He is the Chief Executive officer of Emmar Latex Inc., a manufacturer of natural rubber. His business address is 1245 Farmington Avenue, West Hartford, Connecticut 06107. By virtue of his nomination by Asia Pacific as a candidate for election to the Board of Directors of the Company, Mr. Belcher may be deemed to be member of a group with the other Reporting Persons.
ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 of the Schedule 13D is amended by adding the following:
     In 2006, Mr. Belcher acquired 57,000 shares of the Company as a distribution from Bali Holdings. Bali Holdings had acquired those shares in exchange for its equity interest in another business. The remaining 37,533 shares held by Mr. Belcher were acquired by him in prior periods at a cost of approximately $1.00 per share. The source of capital was personal funds.
ITEM 4: PURPOSE OF TRANSACTION.
     Item 4(a) of the Schedule 13D is hereby amended by adding the following:
     As previously noted in the Schedule 13D, the original Reporting Persons were considering nominating a slate of candidates for election to the Board of Directors of the Company in connection with the Company’s next annual meeting of stockholders.
     On March 23, 2007, the Company announced in a filing on Form 8-K that it had set August 17, 2007 as the date for its first annual meeting of stockholders in several years (the “Annual Meeting”).
     Due to the Reporting Persons’ continued dissatisfaction with the performance of the Company’s management, Asia Pacific has identified three candidates for election to the Company’s Board of Directors at the Annual Meeting. In accordance with the Company’s Bylaws, on June 18, 2007, Asia Pacific provided the Company with notice of its proposed nominees, together with the consents of such persons to serve as directors of the Company if so elected by the stockholders of the Company at the Annual Meeting.
     The individuals that Asia Pacific intends to nominate for election as directors of the Company at the Annual Meeting are (i) NalinKant Rathod, (ii) James M. Belcher and (iii) Krishna Alladi. Mr. Rathod’s and Mr. Belcher’s current occupations have been previously described in the Schedule 13D. Mr. Alladi is the Controller of Southland Sod Farms Inc., a sod farming company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons beneficially own 2,698,018 shares of Common Stock, which represents approximately 8.9% of the total Common Stock outstanding (giving effect to the exercise and conversion of the warrant and convertible note described below).
     These percentages are derived from an assumed total number of shares of Common Stock outstanding of 29,614,630, based on information in the Company’s Quarterly Report on Form 10-Q filed on June 18, 2007.
     Asia Pacific beneficially owns 2,470,926 shares of Common Stock, which represents approximately 8.1% of the outstanding shares of Common Stock (giving effect, for this purpose only, to the conversion of the Note and exercise of the Warrant described in Item 6 of the Schedule 13D). Mr. Rathod shares beneficial ownership of these 2,470,926 shares of Common Stock as the owner and sole director of Asia Pacific. The shares beneficially held by Asia Pacific include 500,000 shares which are acquirable by Asia Pacific under the terms of a Convertible Promissory Note dated April 17, 2006, and 250,000 shares acquirable by Asia Pacific under the terms of a Common Stock Purchase Warrant dated that same date, each of which is described in more detail in Item 6 of the Schedule 13D. These shares also include 216,018 shares that are held for the benefit of Asia Pacific by Royal Bank of Canada and 60,875 shares that are held for the benefit of Asia Pacific by Great Asian Holdings Limited. Lastly, these shares include the 94,533 shares held by James M. Belcher, since Asia Pacific may be deemed to have shared voting power over those shares as a consequence of Mr. Belcher’s inclusion on Asia Pacific’s slate of nominees.
     Technology Resources beneficially owns 14,286 shares of Common Stock, which represents approximately 0% of the outstanding shares of Common Stock. Mr. Rathod shares beneficial ownership of these 14,286 shares of Common Stock as the owner and sole director of this entity.
     Mr. Rathod beneficially holds an additional 212,806 shares of Common Stock over which he holds sole beneficial ownership, which includes 116,156 shares that were purportedly transferred to Mr. Rathod in 2006 by Bali Holdings Limited (but for which Mr.

Rathod has yet to receive share certificates from the Company’s transfer agent) and 96,650 shares that are held for the benefit of Mr. Rathod by Merrill Lynch.
     Together with the shares of Common Stock beneficially held by the entities above, and the shares held by Mr. Belcher as described below, Mr. Rathod beneficially holds and aggregate of 2,698,018 shares of Common Stock, which represents approximately 8.9% of the outstanding shares of Common Stock (giving effect, for this purpose only, to the conversion of the Note and exercise of the Warrant described in Item 6 of the Schedule 13D) including the shares acquirable under the above described Convertible Promissory Note and Common Stock Purchase Warrant.
     By letter dated April 5, 2007, Asia Pacific notified the Company of a continuing event of default under the Note and demanded immediate payment of all accrued but unpaid interest and the entire principal balance under the Note. On May 8, 2007, Mr. Rathod filed a claim in the State of New York for the entire principal balance and unpaid interest under the Note. Upon such payment by the Company, Asia Pacific would cease to have an interest in the 500,000 shares of Common Stock underlying the Note described above.
     Mr. Belcher beneficially holds 94,533 shares of Common Stock, which shares were purportedly transferred to Mr. Belcher in 2006 by Bali Holdings Limited (but for which Mr. Belcher has yet to receive share certificates from the Company’s transfer agent).
     (b) Mr. Rathod shares the power to vote or to direct the vote or to dispose or direct the disposition of the 2,390,679 shares of Common Stock held in the aggregate by Asia Pacific and Technology Resources because Mr. Rathod, as the 100% owner, controls each of those entities and, in his capacity as sole director, may act on behalf of each of those entities to vote or to direct the vote or to dispose or direct the disposition of the 2,390,679 shares of Common Stock they collectively hold. Asia Pacific (and, indirectly, Mr. Rathod) may also be deemed to have the power to vote or direct the vote of the 94,533 shares of Common Stock held by Mr. Belcher by virtue of Asia Pacific’s nomination of Mr. Belcher as a candidate for director in connection with the Annual Meeting.
     In the course of his business, Mr. Rathod also provides investment advice and consulting services to certain business associates who to his knowledge hold, collectively, approximately 310,000 shares of Common Stock (including certain shares held by Macro Power Ltd that are reflected as beneficially owned by Mr. Rathod in recent filings by the Company). Mr. Rathod disclaims beneficial ownership of those shares.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2007	/s/ NALINKANT AMRATLAL RATHOD
Nalinkant Amratlal Rathod

Dated: July 3, 2007	Asia Pacific Investment Holdings Limited
	By:	/s/ NALINKANT AMRATLAL RATHOD
		Name:	NalinKant Amratlal Rathod
		Title:	Director

Dated: July 3, 2007	Technology Resources Investments Limited
	By:	/s/ NALINKANT AMRATLAL RATHOD
		Name:	NalinKant Amratlal Rathod
		Title:	Director

Dated: July 3, 2007
/s/ JAMES M. BELCHER
James M. Belcher

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
10.1	Convertible Promissory Note, dated April 17, 2006, by Synovics Pharmaceuticals, Inc., as borrower, in favor of Asia Pacific Investment Holdings Limited. (Incorporated by reference to Form of Convertible Promissory Note filed as Exhibit 10.3 of the Form 8-K of the Company filed on October 7, 2005, as amended on October 11, 2005)

10.2	Common Stock Purchase Warrant, dated April 17, 2006, issued by Synovics Pharmaceuticals, Inc. to Asia Pacific Investment Holdings Limited. (Incorporated by reference to Form of Common Stock Purchase Warrant filed as Exhibit 10.5 of the Form 8-K of the Company filed on October 7, 2005, as amended on October 11, 2005)

99.1	Joint Filing Statement of the Reporting Persons